Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-64350, 333-136912 and 333-147621) pertaining to the Quantum Corporation Supplemental Stock Option Plan; 1996 Board of Directors Stock Option Plan; Amended and Restated 1993 Long-Term Incentive Plan; Advanced Digital Information Corporation 1996 Stock Option Plan; Advanced Digital Information Corporation Amended and Restated 1999 Stock Incentive Compensation Plan of Quantum Corporation; Quantum Corporation Amended and Restated Nonemployee Director Equity Incentive Plan and the Amended and Restated Employee Stock Purchase Plan of our report dated June 11, 2008, with respect to the consolidated financial statements and schedule of Quantum Corporation, included in this Annual Report (Form 10-K) for the year ended March 31, 2009.

/s/ Ernst & Young LLP

Palo Alto, California

June 30, 2009